Exhibit (a)(1)(I)

Megasoft Commences Cash Tender Offer for

Boston Communications Group, Inc.

HYDERABAD, India, July 30, 2007 – Megasoft Limited (BSE Code No.: 532408) today announced that its direct wholly-owned subsidiary, Tea Party Acquisition Corp., has commenced its tender offer for all outstanding shares of Boston Communications Group, Inc. (NASDAQ:BCGI) at a price of $3.60 per share, net to the seller in cash, without interest. Megasoft and BCGI previously announced on July 11, 2007 that they had reached a definitive merger agreement for Megasoft to acquire BCGI.

The board of directors of BCGI has unanimously determined that the terms of the tender offer and the other transactions contemplated by the merger agreement are advisable to the shareholders of BCGI and fair to and in the best interests of BCGI and its shareholders, adopted the merger agreement and approved the transactions contemplated thereby, including the tender offer, and recommends that the shareholders of the Company accept the offer and tender their shares in the offer.

There is no financing condition to the tender offer. The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including a minimum condition relating to the number of shares tendered in the tender offer.

Unless the tender offer is extended, the tender offer and any withdrawal rights to which BCGI’s shareholders may be entitled will expire at 12:00 midnight, New York City time, on Friday, August 24, 2007. Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, BCGI will become a wholly-owned subsidiary of Megasoft.

The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Megasoft and Tea Party Acquisition Corp. to be filed with the SEC today. In addition, BCGI filed today a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from MacKenzie Partners, Inc., the information agent for the tender offer, at (800) 322-2885 (toll free) or (212) 929-5500 (collect).

About BCGI

BCGI delivers innovative products and services that enable mobile operators and MVNOs worldwide to differentiate their offerings and increase market penetration while reducing costs. Founded in 1988, BCGI is a leader in identifying and addressing new market needs with proven solutions, including prepaid and postpaid billing, payments and access management. For more information, visit www.bcgi.net.

About Megasoft

Established in 1994, Megasoft is a transnational intellectual property-driven, product-based technology company that focuses its expertise on the telecom sector. The company provides telecom services throughout the globe under its XIUS brand name. Listed in the Bombay Stock Exchange in India, the company has strong product engineering and product development capacities with CMM Level 5 certification and has operations in the U.S., UK, Singapore, Malaysia and Germany, and in Hyderabad and Chennai in India. Additional information about Megasoft is available at www.megasoft.com and www.xius.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, including statements regarding the expected timetable for completion of the transactions described above, the perceived benefits to BCGI shareholders and customers, management plans relating to the transactions, the parties’ ability to complete the transactions, and the anticipated impact of the transactions on the parties, including Megasoft’s future operating results. Such statements are based on BCGI and Megasoft’s current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Important factors that would cause actual results to differ materially from those indicated by such forward-looking statements include, for example, the ability and willingness of BCGI and Megasoft to satisfy or waive the conditions to the tender offer and merger, the accuracy of pre-transaction valuations of BCGI, the ability to successfully integrate personnel and operations in the surviving corporation and the possibility that competing offers may be made for BCGI. Megasoft and BCGI undertake no obligation to update any of the forward-looking statements after the date of this press release.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Megasoft and Tea Party Acquisition Corp. with the SEC today. In addition, BCGI filed today a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to MacKenzie Partners, Inc., the information agent for the tender offer, at 105 Madison Avenue, New York, New York 10016, or by calling toll free at (800) 322-2885 or collect at (212) 929-5500. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

Contacts:

Megasoft:

Michael Powell

1-571-426-8997

Mike.powell@xius.com

BCGI:

Patricia Travaline

781.904.5153

ptravaline@bcgi.net

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